Filed by Chemical Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Talmer Bancorp, Inc.
Commission File Number: 001-36308
YOUR VOTE IS IMPORTANT
PLEASE VOTE THE ENCLOSED PROXY CARD TODAY

July 7, 2016

Dear Fellow Shareholder,
The Special Meeting of Shareholders of Chemical Financial Corporation (“Chemical”) is rapidly approaching. According to our latest records, we still have not received your voting instructions for our upcoming Special Meeting of Shareholders to be held on Tuesday, July 19, 2016, to vote on our proposed merger agreement with Talmer Bancorp, Inc. (“Talmer”) and related matters.
Your vote is important to us. Please take a moment to VOTE your shares by signing, dating and returning the enclosed proxy card as soon as possible or, alternatively, you can vote via telephone or the Internet.
For the reasons set forth in the joint proxy statement and prospectus, the Chemical Board of Directors has unanimously adopted the merger agreement and authorized and approved the merger and unanimously recommends that you vote FOR the proposal to approve the merger agreement, FOR the proposal to approve the issuance of Chemical common stock to Talmer shareholders in connection with the merger, FOR the proposal to approve an amendment to Chemical’s Articles of Incorporation to increase the number of authorized shares from 60 million to 100 million, FOR the Chemical merger-related compensation proposal, and FOR the Chemical adjournment proposal.
If you need assistance voting your shares, please call Georgeson LLC toll free at (866) 431-2076 or collect at (781) 575-2137. On behalf of your Board of Directors, thank you for your cooperation and continued support.
Sincerely,
/s/ David B. Ramaker

David B. Ramaker
Chairman, Chief Executive Officer and President

Additional Information about the Transaction
This communication is being made in respect of the merger involving Chemical and Talmer. Chemical has filed a registration statement on Form S-4, including amendments thereto, with the Securities and Exchange Commission (“SEC”) containing a prospectus for Chemical and a joint proxy statement to be used by Chemical and Talmer to solicit the required approvals of their respective shareholders of the merger and other relevant documents concerning the transaction. The registration statement was declared effective by the SEC on June 9, 2016. Chemical and Talmer may also file other documents with the SEC concerning the proposed merger. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SHAREHOLDERS OF CHEMICAL AND TALMER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH OR THAT MAY BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CHEMICAL, TALMER AND THE TRANSACTION. Investors can obtain these documents free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC in connection with the merger can also be obtained without charge, at Chemical’s website at www.chemicalbankmi.com (which website is not incorporated herein by reference), or by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757, or at Talmer’s website at www.talmerbank.com (which website is not incorporated herein by reference), or by contacting Talmer Bancorp, Inc., 2301 West Big Beaver Road, Suite 525, Troy, Michigan 48084, Attention: Brad Adams, Investor Relations, telephone 248-498-2862.
Participants in the Merger Solicitation
Chemical and Talmer, and their respective directors, executive officers, and certain other members of management and employees, may be soliciting proxies from Chemical and Talmer shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Chemical and Talmer shareholders in connection with the proposed transaction are set forth in the definitive prospectus and joint proxy statement filed with the SEC. Information about Chemical’s directors and executive officers can be found in Chemical’s definitive proxy statement in connection with its 2016 annual meeting of shareholders, as filed with the SEC on March 4, 2016, and other documents subsequently filed by Chemical with the SEC. Information about Talmer’s directors and executive officers can be found in Talmer’s Annual Report on Form 10-K, Amendment No. 1, as filed with the SEC on March 30, 2016, and other documents subsequently filed by Talmer with the SEC. Additional information regarding the interests of such participants are included in the definitive prospectus and joint proxy statement and other relevant documents regarding the merger filed with the SEC. Free copies of these documents may be obtained as described above.